Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

			Years Ended December 31,
	2014		2013		2012		2011		2010
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$228,820		$408,136		$378,546		$157,050		$32,792
AFUDC - equity	(7,002)		(15,930)		(25,469)		(32,430)		(12,677)
AFUDC - debt	(5,611)		(11,261)		(22,216)		(29,949)		(14,157)
Total	$216,207		$380,945		$330,861		$94,671		$5,958
Fixed charges:
Interest expense	$367,308		$392,264		$392,216		$371,910		$321,167
Other interest	7,002		15,930		25,469		32,430		12,677
Portion of rentals representative of the interest factor	10,732		10,257		10,251		8,767		5,391
Total	$385,042		$418,451		$427,936		$413,107		$339,235
Earnings available for combined fixed charges	$601,249		$799,396		$758,797		$507,778		$345,193

Ratio of Earnings to Fixed Charges	1.56	x	1.91	x	1.77	x	1.23	x	1.02	x